U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Marshall, Thomas
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   (Last)                           (First)             (Middle)

600 Grant Street, Suite 1080
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                                    (Street)

Pittsburgh,                      PA                    15219-2704
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

UCAR International Inc.
UCR
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


03/31/2002
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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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Common Stock                                                                                     15,400         D
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
                                                                               Common
                                                                               Stock
                                                                               par value
Time Option                                                                    $.01 per
(right to buy)     $31.4516                                 06/15/99 01/25/07  share     5,000            5,000      D
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                                                                               Common
                                                                               Stock
                                                                               par value
Time Option                                                                    $.01 per
(right to buy)     $17.81                                   01/10/01 01/01/10  share     3,200            3,200      D
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                                                                               Common
                                                                               Stock
                                                                               par value
Stock Option                                                         12/15/10  $.01 per
(right to buy)      $8.57                                   12/15/01 (2)       share     7,700            7,700      D
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                                                                               Common
                                                                               Stock
                                                                               par value
Stock Option                                                         12/15/10  $.01 per
(right to buy)      $8.57                                      (3)   (2)       share     5,840            5,840      D
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                                                                               Common
                                                                               Stock
                                                                               par value
Stock Option                                                         12/15/10  $.01 per
(right to buy)      $8.57                                   12/15/00 (2)       share     1,870            1,870      D
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                                                                               Common
                                                                               Stock
                                                                               par value
Stock Option                                                         09/25/11  $.01 per
(right to buy)(4)   $8.85                                   09/25/01 (2)       share     2,260            2,260      D
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                                                                               Common
                                                                               Stock
                                                                               par value
Time Option                                                          01/01/12  $.01 per
(right to buy)     $10.70                                   01/01/03 (2)       share     6,200            6,200      D
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                                                                               Common
                                                                               Stock
                                                                               par value
Stock option                                                         03/01/12  $.01 per
(right to buy)(4)  $10.77   03/01/02   A       2,230        03/01/02 (2)       share     2,230            2,230      D
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
Explanation of Responses:

(1) Such options shall vest so long as the reporting person is still a director on such date.
(2) Options expire on such date unless reporting person ceases to be a director, in which event options expire four years from date reporting person's directorship ends.
(3)  Such options vested ratably over 2001.
(4) Options were granted in lieu of cash fees in accordance with prior practice.

/s/ Karen G. Narwold                                       April 10, 2002
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      **Signature of Reporting Person                             Date
  /s/ Karen G. Narwold, Atty.-in-Fact for
           Thomas Marshall

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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